Radnor Financial Center
150 N. Radnor Chester Road
Radnor, Pennsylvania 19087

Phone:      484-583-8082
Fax:          484-583-8383
E-Mail:      Jill.Whitelaw@LFG.com

VIA EDGAR

November 9, 2012

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:  Lincoln Variable Insurance Products Trust; Lincoln Advisors Trust; Lincoln Investment Advisors Corporation
    File Nos. 812-14086, 812-14086-01, 812-14086-02

Ladies and Gentlemen:

The Lincoln Variable Insurance Products Trust, Lincoln Advisors Trust and Lincoln Investment Advisors Corporation (“Applicants”) hereby respectfully request the withdrawal of the above-referenced application for an order of exemption (“Application”).  The Application, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 22, 2012, was filed with the intent to obtain an order to supersede a prior order granting the Applicants “fund of funds” exemptive relief.  In light of recent discussions and e-mail correspondence between counsel for the Applicants and the SEC staff, the Applicants have elected not to pursue the Application filed on October 22, 2012.

If you have any questions concerning the withdrawal of the Application, please do not hesitate to contact the undersigned at 484-583-8082.

Sincerely,

/s/ Jill R. Whitelaw

Jill R. Whitelaw, Esq.
Chief Counsel – Funds Management

cc: Daniel R. Hayes
      Robert A. Robertson, Esq.